File No. 70-10324

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

______________________________________

AMENDMENT NO. 1
to
APPLICATION-DECLARATION
Under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
______________________________________

Entergy Louisiana, Inc. 639 Loyola Avenue New Orleans, LA 70113	Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113

Entergy Services, Inc.
639 Loyola Avenue
New Orleans, LA 70113

(Name of company filing this statement and address
of principal executive offices)

___________________________________

Renae Conley President Entergy Louisiana, Inc. 639 Loyola Avenue New Orleans, LA 70113	Steven C. McNeal Vice President and Treasurer Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113

(Names and address of agents for service)

______________________________________

The Commission is also requested to send copies
of any communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, NY 10022

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

Subpart V of Item 1 Distributions out of Capital is hereby deleted.

Subpart VI of Item 1 is hereby amended in its entirety as follows:

VI. Compliance With Rules 53 And 54.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Entergy hereby represents that, pursuant to Rule 54 under the Act, (i) for the reasons discussed below, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings," is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $3.6 billion) is equal to approximately 70% of Entergy's "consolidated retained earnings" as of September 30, 2005 (approximately $5.4 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act). Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

On September 23, 2005, Entergy New Orleans, Inc. ("ENOI"), an associate company of the Company and a public-utility subsidiary of Entergy, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana. The book value of ENOI's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53(b)(1) have occurred.

As a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENOI, Entergy is no longer in compliance with the safe harbor provisions of Rule 53 (as modified by the June 2000 Order). However, in accordance with the requirements of Rule 53(c), Entergy believes that the transactions proposed in this Application-Declaration (i) will not have a material adverse effect on the financial integrity of the Entergy System, and (ii) will not have an adverse impact on Entergy's public-utility subsidiaries, their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers.1 In support of this position, the Company provides the following information:

1. As of September 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 21% of Entergy's total consolidated capitalization, 19% of consolidated net utility plant and 23% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

2. Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through September 30, 2005).

3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order through September 30, 2005.

4. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of September 30, 2005, Entergy's consolidated capitalization ratio was approximately 52% debt and approximately 48% equity, consisting of approximately 2.0% preferred stock and approximately 46.0% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

5. Except as referred to in, and as of the date of this Amendment No. 1, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any public-utility subsidiary in the Entergy System or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

6. Entergy's commitment of capital to the Exempt Projects will not harm Entergy's public-utility subsidiaries because, other than the DIP Financing, as it may be expanded by order of the Commission,2 and the increased common equity investment in Entergy Gulf States, Inc., an associate company of the Company, and a public-utility subsidiary of Entergy ("EGSI"), to maintain common equity at an acceptable level of total capitalization, Entergy's public-utility subsidiaries expect to fund their operations primarily from internal sources of cash and from sales of securities to third parties over the period November 1, 2005 through the end of January, 2006. After the debt and equity infusions in ENOI and EGSI, Entergy will have significant financing capacity available under the Commission authorization in File No. 70-10202 (see HCAR No. 27864 (June 30, 2004)) for additional investments in its public-utility subsidiaries.

Therefore, notwithstanding that the condition set forth in Rule 53(b)(1) has arisen as a result of the bankruptcy of ENOI, Entergy has affirmatively demonstrated that, it satisfies the standards in Rule 53(c) for authorization of the transactions proposed in this Application-Declaration.

Furthermore, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public-utility subsidiaries' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

Except to the extent otherwise authorized in the June 2000 Order, in any supplemental order issued in this proceeding or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

Fees, commissions and expenses in connection with the matters relating to this Application-Declaration on Form U-1, are estimated at $30,000, including fees of $10,000 for Entergy Services, Inc. and $20,000 in

ITEM 4. REGULATORY APPROVALS.

Item 4 is hereby amended and restated in its entirety as follows:

The regulatory approvals relating to the proposed transactions of the Louisiana Public Service Commission, and the Federal Energy Regulatory Commission under the Federal Power Act, have been obtained, and the City Council of New Orleans has received written notification of the proposed transactions.

Item 6. Exhibits and Financial Statements.

A. Exhibits.

A-5 Form of By-Laws of Entergy Louisiana Holdings, Inc., a Texas corporation.

A-8 Form of Regulations of Entergy Louisiana, LLC.

A-10 Form of Regulations of Entergy Louisiana Properties, LLC.

B-1 Amended and Restated Money Pool Agreement, dated as of November 30, 2004, among ESI, Entergy, EAI, EGSI, Entergy Louisiana, Inc., EMI, ENOI, System Energy, EOI and SFI (incorporated by reference to Exhibit B-2 to Rule 24 Certificate in File No. 70-10240).

B-2 Proposed form of Amended and Restated Money Pool Agreement among ESI, Entergy, EAI, EGSI, EMI, ENOI, System Energy, EOI, SFI, Entergy Louisiana Holdings, Inc., a Texas corporation, Entergy Louisiana Properties, LLC, and Entergy Louisiana, LLC.

B-3 Proposed form of Notes to evidence borrowings by Participants under form of Amended and Restated Money Pool Agreement (included in B-2).

B-4(a)(b) Forms of Supplemental Indentures to Entergy Louisiana, Inc.'s Mortgage and Deed of Trust.

B-5 Form of Amendment to Assignments of Availability Agreement, Consent and Agreement among System Energy, EAI, Entergy Louisiana, Inc., EMI and ENOI.

B-6 Form of Amendment No. 2 to Participation Agreements among ESSL 2, Inc., W3A Funding Corporation, J.P. Morgan Trust Company, National Association, Deutsche Bank Trust Company Americas, Stanley Burg, and Entergy Louisiana, Inc.

B-7 Form of Amendment to Installment Sales Agreements among the Parish of St. Charles, State of Louisiana, Entergy Louisiana, Inc., and J.P. Morgan Trust Company, National Association.

B-8 Form of Amendment to Refunding Agreements among the Parish of St. Charles, State of Louisiana, Entergy Louisiana, Inc., and The Bank of New York.

B-9 Proposed form of Service Agreements between ESI and Entergy Louisiana Holdings, Inc., a Texas corporation, ESI and Entergy Louisiana, LLC, and ESI and Entergy Louisiana Properties, LLC.

D-2 Order of the LPSC approving Entergy Louisiana, Inc.'s Application.

D-3 Application of Entergy Louisiana, Inc. to the FERC.

D-4 Order of the FERC approving Entergy Louisiana Inc.'s Application.

D-5 Application of Entergy Louisiana, Inc. to the NRC.

D-6 Order of the NRC approving Entergy Louisiana, Inc.'s Application. (To be filed by Rule 24 Certificate.).

D-7 Notice to New Orleans City Council.

F-1 Opinion of Mark G. Otts, Esq.

F-2 Opinion of Clark, Thomas & Winters, a Professional Corporation

F-3 Opinion of Thelen Reid & Priest LLP

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Entergy Louisiana, Inc.
Entergy Corporation
Entergy Services, Inc.

By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer

Date: December 2, 2005

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1.  On September 26, 2005, the Commission issued an emergency order granting authority for Entergy to loan ENOI up to $150 million ("DIP Financing"). See HCAR No. 10334. In approving the emergency funding request, the Commission considered (in light of the condition of Rule 53(b)(1) having occurred) the effect upon the Entergy System of the capitalization and earnings of Entergy's Exempt Projects in accordance with Rule 54, and found that there was no basis to withhold or deny approval of the relief requested. In addition, the Commission provided a waiver to the security issuance condition that ENOI maintain common equity as a percent of capitalization at 30% or greater.

2.  Entergy and ENOI have filed an Application-Declaration (File No. 70-10355), which is currently pending, requesting authorization to increase the level of DIP Financing up to $200 million.